Exhibit 99.1

The ODP Corporation Outlines Path Forward for Value Creation in Letter to Sycamore Partners, Owner of Staples

Proposes Combination of Consumer-Focused Retail Operations of Office Depot and Staples as More Direct Path to Achieving Synergies for Shareholders of Both Companies, Without Raising Substantial Regulatory Risk

Process for Sale of CompuCom IT Services Business Already Underway as a Result of Strategic Review Announced in November

Reaffirms Focus on B2B Operations and Other Growth Initiatives to Accelerate Value Creation

Notes That Sycamore’s Proposal Does Not Adequately Address Regulatory Risk to Office Depot Shareholders

BOCA RATON, Fla. — January 19, 2021 – The ODP Corporation (“ODP,” or the “Company”) (NASDAQ: ODP), a leading provider of business services, products and digital workplace technology solutions through an integrated B2B distribution platform and retail locations, today sent the following letter to Stefan Kaluzny, Managing Director of Sycamore Partners and a Member of the Board of Directors of USR Parent, Inc., the Sycamore-affiliated owner of Staples.

The full content of the letter is published below.

Mr. Kaluzny,

The Board of Directors of The ODP Corporation (“ODP”) has carefully reviewed and considered USR Parent, Inc.’s (“Staples”) January 11, 2021 proposal to acquire 100% of ODP’s issued and outstanding common stock for $40.00 per share in cash, consistent with our fiduciary duties, and in consultation with our financial and legal advisors. The Board has unanimously concluded that there is a more compelling path forward to create value for ODP and its shareholders than the potential transaction described in your proposal.

Your proposal makes it readily apparent that Staples’ sole interest rests in acquiring ODP’s retail and consumer-facing ecommerce operations. To accomplish that, your proposal, among other things, contemplates the divestiture of our commercial business unit (the B2B Business) to a hypothetical third-party buyer that has yet to be identified, on terms yet to be proposed, as well as the sale of our CompuCom IT services business.

Instead of this approach, ODP is pursuing a comprehensive strategy that we believe can deliver significant value to ODP shareholders without introducing material regulatory risk. This approach comprises:

(1)	Building on our B2B strategy and other growth initiatives, which are already creating value for our shareholders; and

(2)	Moving forward with the process for the sale of CompuCom, which we have already initiated as a result of the strategic review of that business that we announced in November.

In addition, we are open to combining our retail and consumer-facing ecommerce operations with Staples under the right set of circumstances and on mutually acceptable terms. Indeed, we believe that such a transaction could be executed more efficiently and with far greater certainty and less regulatory risk than your proposal. It would also help maintain competitiveness against nontraditional retailers and optimize ongoing choices for consumers.

One such option is a joint venture, which we believe is a viable path toward maximizing synergies and efficiencies for both companies that we would expect to result from such a transaction, and which would equally share the risks and benefits between our companies. Another option would be an acquisition by Staples of ODP’s retail and consumer-facing ecommerce operations for a price that enables our shareholders to benefit from such synergies.

Though both of these options require regulatory approval, we believe the regulatory risk of pursuing a retail-only transaction to be significantly lower than your proposed transaction. A transaction with you that is limited to our retail and consumer-facing and ecommerce business would eliminate the time, complexity and uncertainty created in your proposal by the need to identify a suitable third-party buyer willing to acquire the B2B Business on terms that would be mutually acceptable to our respective companies. Our proposed alternatives would also create a competitor in a dynamic business environment that would greatly benefit consumers.

In contrast, your proposal would expose ODP to material uncertainty, significant financial burden, and the risk of significant damage to ODP’s business in the event that regulatory approvals could not be obtained, as the experience of our prior failed transactions has shown. If Sycamore remains determined to propose a potential acquisition of the entire company, we call on you to expressly address the regulatory uncertainty by committing to bear the risk of potential antitrust obstacles or required remedies through a customary “hell or high water” provision.

In the meantime, ODP’s foremost goal remains maximizing value for our shareholders – and to that end, we believe that the strategies for our B2B and CompuCom businesses are the right ones.

Specifically, we announced in November as part of our third quarter results that management would perform a business review of CompuCom, evaluating all options by which to maximize the business’s full potential and drive forward its future value and success. As a result of that review, the Board previously determined to explore a value-maximizing sale of the CompuCom business, and we have initiated that process.

As we advance that effort, we remain focused on serving our customers and executing our business strategy. We continue to implement our “Maximize B2B” restructuring plan, which is already delivering results, driving growth, achieving cost savings and paving the way for future success. ODP intends to push forward with this initiative, creating further value for our shareholders. We look forward to sharing details about other growth initiatives for our B2B segment during our upcoming earnings call.

In closing, ODP stands ready to discuss a range of transactions that would adequately compensate ODP shareholders for retail synergies and protect ODP from the financial impact of potential regulatory risks. What we do not plan to do, however, is engage in a transaction that, as history has shown, would likely result in a prolonged and expensive regulatory review process with no guarantee of success, without a commitment that Staples is willing to bear this risk through a customary “hell or high water” provision.

We urge you to instruct your financial and legal advisors to enter into a constructive dialogue along these lines, so that we can provide both companies with the opportunity to share in the opportunities, as well as the risks, of a potential combination of our retail and consumer-facing ecommerce operations while delivering maximum value to our respective shareholders.

In the meantime, know that the ODP team will remain focused on serving customers and moving forward with its strategy to deliver value.

Sincerely,

Joseph S. Vassalluzzo

Chairman of the Board of Directors of The ODP Corporation

About The ODP Corporation

The ODP Corporation (NASDAQ:ODP) is a leading provider of business services and supplies, products and digital workplace technology solutions to small, medium and enterprise businesses, through an integrated business-to-business (B2B) distribution platform, which includes world-class supply chain and distribution operations, dedicated sales professionals and technicians, online presence, and approximately 1,200 stores. Through its banner brands Office Depot®, OfficeMax®, CompuCom® and Grand&Toy®, as well as others, the Company offers its customers the tools and resources they need to focus on their passion of starting, growing and running their business. For more information, visit news.theodpcorp.com and investor.theodpcorp.com.

The ODP Corporation and Office Depot are trademarks of The Office Club, Inc. OfficeMax is a trademark of OMX, Inc. CompuCom is a trademark of CompuCom Systems, Inc. Grand&Toy is a trademark of Grand & Toy, LLC in Canada. ©2020 Office Depot, LLC. All rights reserved. Any other product or company names mentioned herein are the trademarks of their respective owners.

FORWARD LOOKING STATEMENTS

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations, cash flow or financial condition, the potential impacts on our business due to the unknown severity and duration of the COVID-19 outbreak, or state other information relating to, among other things, the Company, based on current beliefs and assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “outlook,” “intend,” “may,” “possible,” “potential,” “predict,” “project,” “propose” or other similar words, phrases or expressions, or other variations of such words. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of the Company’s control. There can be no assurances that the Company will realize these expectations or that these beliefs will prove correct, and therefore investors and stakeholders should not place undue reliance on such statements.

Factors that could cause actual results to differ materially from those in the forward-looking statements include, among other things, highly competitive office products market and failure to differentiate the Company from other office supply resellers or respond to decline in general office supplies sales or to shifting consumer demands; competitive pressures on the Company’s sales and pricing; the risk that the Company is unable to transform the business into a service-driven, B2B platform that such a strategy will not result in the benefits anticipated; the risk that the Company may not be able to realize the anticipated benefits of acquisitions due to unforeseen liabilities, future capital expenditures, expenses, indebtedness and the unanticipated loss of key customers or the inability to achieve expected revenues, synergies, cost savings or financial performance; the risk that the Company is unable to successfully maintain a relevant omni-channel experience for its customers; the risk that the Company is unable to execute both the Business Acceleration Program and the Maximize B2B Restructuring Plan successfully or that such program and plan will not result in the benefits anticipated; failure to effectively manage the Company’s real estate portfolio; loss of business with government entities, purchasing consortiums, and sole- or limited- source distribution arrangements; failure to attract and retain qualified personnel, including employees in stores, service centers, distribution centers, field and corporate offices and executive management, and the inability to keep supply of skills and resources in balance with customer demand; failure to execute effective advertising efforts and maintain the Company’s reputation and brand at a high level; disruptions in computer systems, including delivery of technology services; breach of information technology systems affecting reputation, business partner and customer relationships and operations and resulting in high costs; unanticipated downturns in business relationships with customers or terms with the suppliers, third-party vendors and business partners; disruption of global sourcing activities, evolving foreign trade policy (including tariffs imposed on certain foreign made goods); exclusive Office Depot branded products are subject to additional product, supply chain and legal risks; product safety and quality concerns of manufacturers’ branded products and services and Office Depot private branded products; covenants in the credit facility; a downgrade in the Company’s credit ratings or a general disruption in the credit markets; incurrence of significant impairment charges; retained responsibility for liabilities of acquired companies; fluctuation in quarterly operating results due to seasonality of the Company’s business; changes in tax laws in jurisdictions where the Company operates; increases in wage and benefit costs and changes in labor regulations; changes in the regulatory environment, legal compliance risks and violations of the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws; volatility in the Company’s common stock price; changes in or the elimination of the payment of cash dividends on Company common stock; macroeconomic conditions such as future declines in business or consumer spending; increases in fuel and other commodity prices and the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; unexpected claims, charges, litigation, dispute resolutions or settlement expenses; catastrophic events, including the impact of weather events on the Company’s business; the discouragement of lawsuits by shareholders against the Company and its directors and officers as a result of the exclusive forum selection of the Court of Chancery, the federal district court for the District of Delaware or other Delaware state courts by the Company as the sole and exclusive forum for such lawsuits; impacts of the Company’s adoption of a limited duration shareholder rights plan including potential deterrence of unsolicited offers to acquire the Company; and the impact of the COVID-19 pandemic on the Company’s business, including on the demand for its and our customers’ products and services, on trade and transport restrictions and generally on our ability to effectively manage the impacts of the COVID-19 pandemic on our business operations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission. The Company does not assume any obligation to update or revise any forward-looking statements.

CONTACTS:

Tim Perrott
Investor Relations 561-438-4629
Tim.Perrott@officedepot.com

Danny Jovic

Media Relations

561-438-1594

Danny.Jovic@officedepot.com

Jeremy Fielding / Ruth Pachman

Kekst CNC

Jeremy.Fielding@kekstcnc.com / Ruth.Pachman@kekstcnc.com